April 24, 2008

Ms. Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9N
Suite 3C
Freehold, NJ 07728

Re:     Monmouth Real Estate Investment Corporation
        File No. 001-33177
        Form 10-K for Fiscal Year Ended
        September 30, 2007

Dear Ms. Chew:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,


                                        Kevin Woody
                                        Accounting Branch Chief